EXHIBIT 99.1

Yamana Gold Reports Significant Progress on Phase 2 Expansion at Jacobina and Strong Exploration Results for the Operation; Costs to Complete Phase 2 Significantly Reduced Compared to Original Estimate; Phase 3 Evaluation Advancing

Download a PDF of detailed drill hole results for Jacobina

TORONTO, July 29, 2021 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:AUY) (“Yamana” or “the Company”) today reported significant progress on the Phase 2 expansion of the Jacobina mine to increase throughput to 8,500 tonnes per day and raise production to 230,000 ounces per year. The Company also announced strong exploration results at Jacobina that expand the operation’s mineral resource and support the phased expansion, underscoring Jacobina’s exceptional long-term growth potential and ability to further extend strategic mine life.

Phase 2 Expansion Highlights

  Successful trials conducted at Jacobina during the second quarter demonstrate that the processing plant can consistently and reliably achieve a daily operating throughput above 8,000 tonnes per day (tpd), significantly higher than nameplate capacity, and a monthly average of at least 7,500 tpd, as was achieved in May of this year.
  The Company will achieve the Phase 2 rate of 8,500 tpd by implementing a simplified approach of debottlenecking and incremental operational improvements, without requiring the installation of an additional ball mill. This approach is expected to significantly reduce capital expenditure, increase energy efficiency, and de-risk the project.
  Capital costs are expected to be significantly lower than the original planned capital estimated in the Phase 2 pre-feasibility study, an amount not exceeding $15 million to $20 million.
  Subject to successful completion of required permit modifications, Jacobina expects to begin processing at 8,500 tpd by the second half of 2023.
  Engineering for the Phase 3 expansion to 10,000 tpd will advance in parallel with the Phase 2 expansion, with the plant modification originally planned for Phase 2 now considered adequate for Phase 3. A feasibility study for Phase 3 is scheduled for completion in 2023 and project commissioning is still on track for 2027.

Exploration Highlights

  At Canavieiras Central, exploration drilling has confirmed and expanded all of the mineralized reefs with solid grades and widths along 500 metres of new strike length, defining a continuous mineralized zone extending south from Canavieiras Central to Canavieiras Sul, expected to generate new indicated mineral resources by year end.
  Infill and exploration drilling at the north end of the Morro do Vento sector confirms good grades and widths for conversion to indicated mineral resources, while aggressive exploration step-outs down dip on the Main reef zone have provided strong results, demonstrating down dip continuity. An aggressive drilling program is underway to test the down dip target at Morro do Vento over a strike length of more than two kilometres.
  At João Belo, exploration drilling has demonstrated excellent potential south of the João Belo mineral resource area, with positive results along a 3.7 kilometre-long corridor. Drilling in 2019-2020 has defined an entirely new mineral resource area at João Belo Sul with 536,000 ounces of gold (8.7 million tonnes grading 1.91 grams per tonne (“g/t”) of gold) of inferred mineral resources. Drilling is ongoing at this newly discovered zone and to the immediate south of João Belo at the João Belo South Extension, where a number of positive drill holes have defined a significant mineralized zone adjacent to mine infrastructure that will be modelled for further mineral resource by year end.

PHASE 2 UPDATE

Incremental Improvements to Increase Processing Capacity to 8,500 TPD

The Jacobina processing plant continues to exceed expectations, averaging 7,500 tpd in May and approximately 7,200 tpd over the full second quarter, a 5% increase compared to the previous quarter. Throughput for the balance of the year is expected to increase to rates above those experienced in the second quarter to approximately 7,500 tpd which represents the permitted operational point. The success reflects a simplified approach to complete the Phase 2 expansion, which will be achieved through incremental debottlenecking of the processing plant and tailings system combined with operational improvements, without requiring the installation of an additional ball mill. This approach is expected to significantly reduce capital expenditures, improve energy efficiency, and de-risk the project .

During the first quarter, a new Falcon concentrator and cyclone bank were installed, while an additional Knelson concentrator was installed in the second quarter. Other initiatives include an increase in the diameter of the pipeline feeding the tailings storage facility from 10 to 16 inches to relieve pipe pressures thereby increasing design limits.

Additionally, the Jacobina processing team continued to fine-tune the operation of the plant, optimizing the aperture of the crushers and sizing of the screens to reduce the feed size of material entering the ball mills, thereby improving milling performance. Furthermore, a new combination of mill liners and grinding balls allowed an increase in throughput while maintaining grinding size.

In May and June, Jacobina conducted trials to test the existing capacity of the processing plant and evaluate the optimal processing rate, and identify bottlenecks for future throughput increases. The May trial was conducted over six consecutive days, during which the processing plant exceeded 8,000 tpd, which is significantly above nameplate capacity, while maintaining a gold recovery of more than 96% and achieving a maximum daily throughput of 8,176 tonnes. A follow-up trial was conducted over a two-week period in June in which the processing plant exceeded 8,000 tpd for 10 days, averaging 8,179 tpd, and achieving a maximum daily throughput of 8,609 tpd. All told, throughput at Jacobina exceeded 8,000 tpd for 21 days during the second quarter. Following completion of the trials, operation of the plant is currently limited to a maximum monthly average processing rate of 7,500 tpd such as defined by the Company’s operating permit pending changes to permitting, which are in progress.

Gold production was higher than budget in the second quarter as a result of higher-than-planned throughput. The supplementary mill feed in the second quarter came from ore in stockpiles, which had been created over several quarters for the purpose of providing mill feed to evaluate realizable throughput above the nameplate level for the plant. While this had a modest impact on unit costs per ounce, it ensures that the current plant’s optimized throughput is sustainable. With a better understanding of the sustainable throughput of the plant, the Company is now increasing mine rates to bring those in line with the higher processing rate. This is expected to be achieved by the end of 2021 at which time the Company will no longer rely on stockpiled ore. Although mining grade is expected to be in line or better than plan for the second half of the year, the stockpile reclaiming strategy will continue for the remainder of the year. Consequently, the Company anticipates continued higher throughput and increased number of ounces of production as compared to plan, although at slightly higher costs than plan, as mining rates increase. This trade off of temporarily relying on much lower grade stockpile ore in favour of throughput is a necessary part of the Phase 1 optimization and has provided operational support for the simplified Phase 2 expansion. By end of year, and in the years to follow, as mining rates match throughput, feed grade is expected to normalize without reliance on stockpiles thereby resulting in sustainable, higher production at lower unit costs.

Following the better-than-expected processing performance in the first half of 2021, operational data from the aforementioned trials was used to calibrate the processing model and set the baseline for future expansions. These results confirm that the Jacobina processing plant has opportunities for further incremental capacity increases while maintaining high recoveries. The objective of the Phase 2 expansion remains unchanged: to achieve sustainable throughput of 8,500 tpd while maintaining gold recovery of 96% to 97%, increasing gold production to approximately 230,000 ounces per year based on recent plant performance and studies. Yamana is confident that this objective can be achieved with its simplified approach to continue incremental debottlenecking and operational improvements without requiring an expansion of the grinding circuit as originally contemplated.

Opportunities under evaluation include post-commissioning operational adjustments to the new Knelson and Falcon concentrators and further optimization of the crushing circuit. Additionally, installation of fine screens has the potential to improve classification efficiency compared to the existing cyclones, preventing particles finer than target grind size from reporting back to the ball mills, allowing mill capacity to be spent more efficiently on only particles requiring size reduction. Test work is planned for the third quarter to further evaluate this opportunity. Minor upgrades to the back end of the processing plant and tailings pumping system are required to sustain the higher throughput rates.

To support the higher processing rate, production from the underground mine continues to ramp up as a result of improvements to the ventilation circuits, addition of loading and hauling equipment to the mine fleet, and optimization of the shotcreting work groups, which has reduced development cycle times and provided access to additional production zones.

Simplified Approach to Require a Fraction of the Original Planned Capital

The simplified expansion approach is a continuation of the strategy that has been the basis for the quarter-over-quarter success of Jacobina over the past several years, and is expected to require significantly lower capital than originally planned in the Phase 2 pre-feasibility study, an amount not expected to exceed $15 million to $20 million.

Jacobina continues to work closely with regulatory authorities to increase the permitted throughput to 8,500 tpd and has the potential to achieve the Phase 2 objectives earlier than planned. Subject to successful completion of required permit modifications, Jacobina would begin processing at the new Phase 2 rate by the second half of 2023.

As the Company’s expansion strategy is well advanced, Jacobina is now seen as a multi-decade, low cost operation with a planned production level of at least 230,000 ounces per year, with annualized production expected to achieve this level by the second half of 2023.

Evaluation of Phase 3 Expansion to 10,000 TPD Advancing; Plant Modifications Originally Planned for Phase 2 Now Considered Adequate for Phase 3

As previously presented in the Company’s 10-year production outlook, Yamana is evaluating a further expansion at Jacobina to increase throughput to 10,000 tpd, referred to as Phase 3. With the Phase 2 expansion now underway with a simpler process at reduced capital costs, the Company will now pursue the Phase 3 expansion as part of a comprehensive plan which aligns the processing plant, underground mine, tailings strategy, and permitting, while managing capital expenditure and cash flow.

During the second quarter, the Company discontinued basic engineering and development of a detailed project execution plan for the installation of a third grinding line, which was originally intended as part of the Phase 2 expansion to 8,500 tpd as a result of the optimizations referred to above. With an improved Phase 2 plan which no longer requires a third grinding line, the Company is now evaluating the installation of a third grinding line not to achieve the planned 8,500 tpd contemplated for the Phase 2 expansion, but for the Phase 3 plant expansion to 10,000 tpd.

Updated modelling indicates that the 10,000 tpd target throughput could be achieved with only two ball mills in operation, allowing for grinding line two to be suspended. Compared to the pre-feasibility study completed in 2020, the detailed design incorporates additional test work and geotechnical analysis together with several improvements to the plant design for line three including an optimized design of the additional crushed ore silo and associated conveyors and increased recovery from gravity concentration using the same gravity circuit that is now installed on line two. Further improvements will continue to be evaluated.

With the processing plant expansion plan well understood, the Jacobina team is now focusing on the mine plan and infrastructure required to support the higher throughput rate including a haulage optimization study to evaluate alternative solutions for transporting ore from the underground mines to the processing plant.

One promising ore haulage solution is the use of Rail-Veyor technology, for which engineering was completed in the first quarter of 2021. The installation of the Rail-Veyor system as the primary method of ore haulage from the Canavieiras mines to the processing plant stockpiles would provide a robust and low-cost method of haulage. Evaluation of the Rail-Veyor concept is continuing as part of the overall haulage optimization study.

Engineering for the Phase 3 expansion to 10,000 tpd will advance in parallel with the Phase 2 expansion, and the processing model will continue to be updated to integrate operational data from Phase 2, with a feasibility study for Phase 3 scheduled for completion in 2023.

Comprehensive Tailings Management Strategy for Long-Term Sustainability

To complement the Jacobina phased expansion, Yamana has adopted a comprehensive Jacobina life-of-mine tailings management strategy, that substitutes surface deposition of tailings, with underground tailings disposal as backfill. The Company has initiated several studies to ensure long-term sustainability and to reduce the environmental footprint of the operation. Test work conducted in 2020 confirmed that both paste backfill and hydraulic backfill are technically feasible options for disposal of tailings into underground voids, thereby minimizing the quantity of tailings stored on surface. Additionally, use of backfill is expected to improve underground stope stability and minimize the requirements to leave behind pillars in ore, resulting in increased mining recovery and reduced dilution.

As a first step, a hydraulic backfill plant provides a relatively simple and low capital cost solution for underground deposition of 2,000 tonnes of dry tailings per day, with the extra advantage that hydraulic backfill can be placed into historic voids with minimal cement content, significantly reducing the operating cost. Utilization of historic voids for backfilling will also allow Jacobina to gradually introduce backfill into the mining sequence without impacting the production rate of the mine. In March 2021, Jacobina completed a feasibility study for the installation of a hydraulic backfill plant. The initial capital cost for the backfill system is estimated at $8.0 million. The Company has decided to move forward with the hydraulic backfill plant project and is in the permitting phase. The permit required for the backfill project is separate from the one required for the Phase 2 expansion, although both are being pursued simultaneously. Additionally, a conceptual study is underway to evaluate further opportunities for a dry stack tailings facility and/or a paste backfill plant in parallel to the hydraulic backfill plant, which could provide opportunities in the future for additional storage of tailings to support future mineral reserve development.

Existing surface tailings capacity, combined with tailings storage underground as backfill will be sufficient for life of mine production at Jacobina at the planned increased processing rates.

EXPLORATION UPDATE

The Jacobina mine continues to outperform, consistently exceeding production and exploration expectations. Exploration has ramped up in support of the phased expansion plan with results continuing to expand mineral inventory in João Belo, Canavieiras and Morro do Vento, adding high-quality mineral resources and mineral reserves close to mine infrastructure. Results also demonstrate the mine’s ability to continue to significantly grow mineral reserves and mineral resources beyond depletion, notwithstanding increasing production, underscoring Jacobina’s exceptional long-term growth potential and ability to further extend strategic mine life.

The following diagrams and long sections should be reviewed in conjunction with the narrative that follows and are intended to provide location and context of various areas in the narrative and the relative location of one area to the other.

Figure 1: Jacobina Location Map Showing Main Target Areas and Mining Sectors. Star Symbol Indicates Location of Mine Plant Facility. Dashed Lines Indicate Locations of Respective Long Sections Shown in Figures 2, 3 and 5 Below.
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Figure 2: Canavieiras Mine-LU Reef Long Section (Looking West), Highlighting Recent Drilling Results.
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Figure 3: Morro do Vento Long Section (Looking West) Highlighting Recent Drilling Results at Main Reef Zone.
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Figure 4: Morro do Vento Mine Cross Section (Looking North) Showing All Existing Drilling Down Dip.
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Figure 5: João Belo Sul and João Belo Mine Long Section (Looking West) Highlighting Recent Drilling Results-LMPC Reef
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Mineral Envelope Expanded at Canavieiras Central

At Canavieiras, exploratory and conversion drilling programs have confirmed the presence of all mineralized reefs south of Canavieiras Central, expanding the mineral envelope continuously more than 500 metres southward to the northern limit of Canavieiras Sul. Drilling results from this sector have been impressive, with both the LU and MU reefs generating higher grade intercepts over wide intervals and defining high-quality mineralization close to the current mine infrastructure. Notable results include the following estimated true width intervals: 3.55 g/t of gold over 3.64 metres and 4.29 g/t of gold over 6.16 metres at MU reef; 6.71 g/t of gold over 4.71 metres and 5.84 g/t of gold over 2.15 metres at LU reef (CANEX00108); 4.01 g/t of gold over 18.50 metres at MU reef and 11.47 g/t of gold over 6.39 metres, including 20.50 g/t of gold over 2.35 metres at LU reef (CANEX00113); 5.90 g/t of gold over 6.93 metres at MU reef and 4.06 g/t of gold over 4.54 metres at LU reef (CANEX00107); 5.95 g/t of gold over 6.01 metres and 6.29 g/t of gold over 5.08 metres at MU reef and 7.13 g/t of gold over 5.86 metres at LU reef (CANEX00094).

Moreover, the drilling program has also delineated the Maneira reef, providing wide, higher grade intercepts in this zone, which remains open for expansion to the south. Highlights include the following estimated true width intervals: 5.38 g/t of gold over 3.87 metres (CANEX00119); 5.79 g/t of gold over 4.67 metres (CANEX00120); and 14.11 g/t of gold over 3.36 metres (CANEX00093). See Figure 2 and Table 2 for further details and additional results.

Exceptional Results at Morro do Vento

The Main reef zone at Morro do Vento has demonstrated continuity of mineralization over a large area with 2.5 kilometers of strike length and positive drilling intercepts up to 1,100 metres down dip of mine infrastructure, representing one of the most important mineralized zones of the Jacobina district. In the northern portion of Morro do Vento, the delineation drilling program has provided strong results at Main reef, indicating high-grade mineralization continues down dip and remains open for growth. Notable results include the following estimated true width intervals: 9.31 g/t of gold over 3.09 metres and 8.39 g/t of gold over 3.63 metres (MVTEX00056); 5.24 g/t of gold over 2.55 metres and 4.09 g/t of gold over 3.19 metres (MVTEX00057); 11.14 g/t of gold over 2.15 metres (MVTEX00060); 4.86 g/t of gold over 4.57 metres and 5.31 g/t of gold over 2.46 metres (MVTEX00063); and 5.21 g/t of gold over 1.72 metres and 4.29 g/t of gold over 7.17 metres (MVTEX00065).

An exploratory drill program has been initiated to expand and define the potential of the Main reef zone down dip and along a 2.5-kilometre corridor targeting the continuation at depth of areas highlighted by existing positive estimated true width drilling intercepts, including: 7.15 g/t of gold over 4.89 metres and 9.43 g/t of gold over 4.26 metres (MVTEX00048); 4.93 g/t of gold over 3.27 metres (MVTEX43); 6.36 g/t of gold over 2.36 metres (MVTEX30) (to view these results; please see Yamana press releases dated May 19, 2020, and September 8, 2020, available on the Company’s website at www.yamana.com). The first deep drill hole has been initiated, with results expected by year end. See Figures 3 and 4 and Table 2 for these and additional results.

Newly Defined Mineral Resource at João Belo Sul

Over the last two years, the Company has dedicated significant effort to exploration of the southern portion of the Jacobina district, the delineation of the recently discovered João Belo Sul sector, and to exploring extensions of João Belo, historically the most productive mine in the complex with more than one million ounces of past production. At João Belo Sul, located two kilometres south of the João Belo mineral resource area, drilling has generated significant results and defined a continuous mineral envelope in the LMPC reef over a 900-meter north-south strike length and 600 metres down dip. Significant results include the following estimated true width intervals: 3.85 g/t of gold over 4.86 metres (JBEX00033); 3.04 g/t of gold over 5.83 metres, including 12.43 g/t of gold over 0.97 metres (JBEX00029); 3.40 g/t of gold over 4.19 metres (JBEX00030); and 5.83 g/t of gold over 4.00 metres, including 8.10 g/t of gold over 2.40 metres (JBEX00031).

An initial mineral resource estimate based on surface drilling only has been defined at João Belo Sul. The underground inferred mineral resources include 536,000 ounces of gold within 8,738,000 tonnes at an average grade of 1.91 g/t of gold. See Table 1.

Table 1: Mineral Resource Estimate, João Belo Sul.

João Belo Sul	Tonnes	Gold Grade	Contained Gold
Category	(000's)	(g/t)	oz. (000's)
Inferred	8,738	1.91	536
  The Qualified Persons for the mineral resource estimates are Dr. Jean-Francois Ravenelle, P.Geo. and Dominic Chartier, P.Geo., both full time employees of Yamana Gold Inc. The mineral resource estimate follows 2019 CIM definitions and guidelines for mineral resources.
  The effective date for the mineral resource estimate is June 30, 2021.
  Mineral resources were evaluated using the ordinary kriging weighting algorithm informed by capped composites and constrained by three-dimensional mineralization wireframes.
  A bulk density varying from 2.63 to 2.64 g/cm3 was used to convert volume to tonnage.
  Mineral resources are constrained by potentially mineable shapes based on a minimum mining width of 1.5 m and considering internal waste and dilution. Underground cut-off grade of 1.00 g/t gold, which corresponds to 75% of the cut-off used to estimate the mineral reserves at the Jacobina Mine that considers a gold price of $1,250/oz and a metallurgical recovery of 96.5%.
  Mineral resources are not mineral reserves and do not have demonstrated economic viability.
  All figures are rounded to reflect the relative accuracy of the estimate. Numbers may not add up due to rounding.

Mineralization remains open for expansion along strike and to depth, and an updated mineral resource is expected for year end. The potential of this 3.7 kilometer-long district is further demonstrated by drilling at the João Belo South Extension, immediately south of the João Belo mineral resource area, where exploratory drilling has intercepted the same LMPC reef. Notable results in this sector include the following estimated true width interval 6.21 g/t of gold over 3.10 metres (JBEX021). Existing positive estimated true width drill results from this area (see press release dated May 19, 2020, available on the Company’s website www.yamana.com) include: 4.13 g/t of gold over 2.04 metres (JBEX014); 4.11 g/t of gold over 3.38 metres (JBEX012); and 3.17 g/t of gold over 4.83 metres (JBEX009).

These results reveal the presence of a continuous sequence of mineralized reefs along more than 3.7 kilometers of strike length, extending from João Belo to João Belo Sul. See Figure 5 and Table 2 for these and other results.

Overall, exploration continues to successfully identify and define new extensions of current producing sectors of the Jacobina mine, with exceptional results replacing depletion with high-quality mineral reserves and mineral resources close to current mine infrastructure. Furthermore, aggressive step out exploration drilling is opening up new, extensive frontier areas available for mineral resource growth in new sectors of the property, as exemplified by recent successes at João Belo Sul and Morro do Vento Main reef. These discoveries support a strategic mine life of several decades at a production level well above the planned Phase 2 expansion annual production level of 230,000 ounces, and likely 270,000 ounces, which is the planned annual production level for the Phase 3 expansion as elaborated herein.

Table 2: Jacobina New Drill Intercepts, Select For Intervals Greater Than 2.5 g/t of Gold Over Estimated True Widths Diluted To 3.0 Metres.

Hole	Including	Sector	Reef	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Gold (g/t)	Gold (g/t) Dil. to 3.0 m - True Width
CANEX00093		Canavieiras Central	MAN	60.01	62.50	2.49	1.79	4.55	2.72
		Canavieiras Central	MAN	128.50	133.24	4.74	3.36	14.11	14.11
CANEX00094		Canavieiras Sul	LVLPC	282.50	285.00	2.50	2.08	12.46	8.64
		Canavieiras Sul	MU	298.50	304.79	6.29	6.01	5.95	5.95
	incl.	Canavieiras Sul	MU	298.50	302.85	4.35	4.09	6.93	6.93
		Canavieiras Sul	MU	310.00	315.50	5.50	5.08	6.29	6.29
	incl.	Canavieiras Sul	MU	312.50	315.50	3.00	2.75	9.39	8.61
		Canavieiras Sul	LU	316.53	322.56	6.03	5.86	7.13	7.13
	incl.	Canavieiras Sul	LU	317.00	320.50	3.50	3.16	10.54	10.54
CANEX00095		Canavieiras Central	MAN	181.60	183.50	1.90	1.02	10.39	3.53
CANEX00101		Canavieiras Sul	MAN	248.45	251.50	3.05	1.70	6.06	3.44
CANEX00105		Canavieiras Sul	LVLPC	224.50	226.89	2.39	2.34	3.79	2.96
CANEX00107		Canavieiras Sul	LVLPC	133.92	136.95	3.03	2.97	4.61	4.56
		Canavieiras Sul	MU	148.93	156.00	7.07	6.93	5.90	5.90
		Canavieiras Sul	MU	157.46	161.00	3.54	3.47	3.18	3.18
		Canavieiras Sul	LU	162.04	166.67	4.63	4.54	4.06	4.06
		Canavieiras Sul	LU	171.72	178.54	6.82	6.68	2.92	2.92
	incl.	Canavieiras Sul	LU	173.00	176.50	3.50	3.43	3.97	3.97
CANEX00108		Canavieiras Sul	MU	156.81	160.50	3.69	3.64	3.55	3.55
	incl.	Canavieiras Sul	MU	156.81	158.50	1.69	1.67	6.59	3.67
		Canavieiras Sul	MU	161.48	167.72	6.24	6.16	4.29	4.29
	incl.	Canavieiras Sul	MU	161.48	162.50	1.02	1.01	16.41	5.51
		Canavieiras Sul	LU	174.80	179.57	4.77	4.71	6.71	6.71
		Canavieiras Sul	LU	181.31	183.50	2.19	2.15	5.84	4.19
CANEX00109		Canavieiras Sul	MU	218.40	224.50	6.10	5.90	5.49	5.49
	incl.	Canavieiras Sul	MU	220.02	221.00	0.98	0.95	19.99	6.32
		Canavieiras Sul	MU	228.29	237.10	8.81	8.53	5.75	5.75
	incl.	Canavieiras Sul	MU	232.81	235.00	2.19	2.12	12.08	8.53
CANEX00111		Canavieiras Sul	LVLPC	163.10	165.00	1.90	1.89	13.60	8.57
	incl.	Canavieiras Sul	LVLPC	163.63	165.00	1.37	1.36	18.48	8.38
		Canavieiras Sul	LU	238.00	240.81	2.81	2.77	3.44	3.17
CANEX00113		Canavieiras Sul	MU	198.91	217.91	19.00	18.50	4.01	4.01
	incl.	Canavieiras Sul	MU	200.00	205.50	5.50	5.34	5.89	5.89
	incl.	Canavieiras Sul	MU	208.00	213.00	5.00	4.85	5.42	5.42
		Canavieiras Sul	LU	219.50	226.32	6.82	6.39	11.47	11.47
	incl.	Canavieiras Sul	LU	219.50	222.00	2.50	2.35	20.50	16.06
		Canavieiras Sul	QTO_INT	257.00	263.00	6.00	5.70	7.17	7.17
CANEX00115		Canavieiras Sul	MAN	125.00	128.55	3.55	3.48	27.16	27.16
	incl.	Canavieiras Sul	MAN	126.17	127.00	0.83	0.81	115.00	31.18
		Canavieiras Sul	MU	245.68	252.05	6.37	6.08	8.15	8.15
	incl.	Canavieiras Sul	MU	246.31	247.50	1.19	1.17	32.65	12.69
		Canavieiras Sul	LU	264.73	277.74	13.01	12.87	4.40	4.40
	incl.	Canavieiras Sul	LU	266.50	268.20	1.70	1.67	9.94	5.52
	incl.	Canavieiras Sul	LU	274.00	275.00	1.00	0.98	12.26	4.00
		Canavieiras Sul	LU	279.50	282.00	2.50	2.45	3.19	2.61
		Canavieiras Sul	OFF_ R	299.43	303.60	4.17	4.09	5.16	5.16
	incl.	Canavieiras Sul	OFF_ R	299.43	300.50	1.07	1.05	7.74	2.70

Table 2 Continued.

Hole	Including	Sector	Reef	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Gold (g/t)	Gold (g/t) Dil. to 3.0 m - True Width
CANEX00116		Canavieiras Sul	MAN	71.50	76.76	5.26	5.15	8.41	8.41
	incl.	Canavieiras Sul	MAN	73.00	74.00	1.00	0.98	15.18	4.96
CANEX00117		Canavieiras Sul	LVLPC	123.29	126.00	2.71	2.61	5.59	4.86
CANEX00119		Canavieiras Sul	MAN	45.65	51.50	5.85	3.87	5.38	5.38
CANEX00120		Canavieiras Sul	MAN	35.50	40.50	5.00	4.67	5.79	5.79
	incl.	Canavieiras Sul	MAN	36.50	39.14	2.64	2.46	9.41	7.70
CANEX00121		Canavieiras Sul	MAN	127.50	128.50	1.00	0.93	9.78	3.04
		Canavieiras Sul	HOL	146.53	148.00	1.47	1.37	17.81	8.14
CANEX00122		Canavieiras Sul	HOL	196.42	199.02	2.60	2.31	5.95	4.58
CANEX00123		Canavieiras Sul	MU	234.50	238.81	4.31	4.14	6.26	6.26
JBEX021		João Belo Ext.	LMPC	489.00	493.00	4.00	3.10	6.21	6.21
JBEX00027		João Belo Sul	LMPC	459.00	464.05	5.05	4.30	2.74	2.74
	incl.	João Belo Sul	LMPC	459.00	462.03	3.03	2.59	3.15	2.72
JBEX00029		João Belo Sul	LMPC	421.00	427.00	6.00	5.83	3.04	3.04
	incl.	João Belo Sul	LMPC	421.00	422.00	1.00	0.97	12.43	4.02
JBEX00030		João Belo Sul	LMPC	370.15	374.50	4.35	4.19	3.40	3.40
JBEX00031		João Belo Sul	LMPC	342.58	346.34	3.76	3.04	5.30	5.30
	incl.	João Belo Sul	LMPC	342.58	344.65	2.07	1.67	8.35	4.65
		João Belo Sul	LMPC	518.50	522.89	4.39	4.00	5.83	5.83
	incl.	João Belo Sul	LMPC	518.50	521.53	3.03	2.40	8.10	6.48
		João Belo Sul	LMPC	540.00	543.50	3.50	2.83	3.88	3.66
	incl.	João Belo Sul	LMPC	541.00	542.50	1.50	1.18	7.79	3.06
JBEX00033		João Belo Sul	LMPC	112.00	117.50	5.50	4.86	3.85	3.85
MVTEX00054		MVE	MU	289.50	292.50	3.00	2.95	2.59	2.54
MVTEX00056		Morro do Vento	HW	140.00	143.32	3.32	3.09	9.31	9.31
MVTEX00056	incl.	Morro do Vento	HW	142.00	143.32	1.32	1.23	23.34	9.55
		Morro do Vento	EMB	199.50	203.40	3.90	3.63	8.39	8.39
MVTEX00057		Morro do Vento	MR	164.77	168.60	3.83	2.55	5.24	4.45
	incl.	Morro do Vento	MR	164.77	166.33	1.56	1.03	11.42	3.92
		Morro do Vento	BAS	197.00	201.78	4.78	3.19	4.09	4.09
	incl.	Morro do Vento	BAS	197.00	200.00	3.00	1.98	5.88	3.88
MVTEX00058		Morro do Vento	OFF_ R	270.00	272.50	2.50	1.45	12.89	6.23
MVTEX00059		Morro do Vento	HW	215.50	220.00	4.50	3.67	3.10	3.10
MVTEX00060		Morro do Vento	MR	69.40	71.65	2.25	2.15	11.14	7.99
MVTEX00061		Morro do Vento	MR	198.50	201.00	2.50	1.44	18.58	8.92
		Morro do Vento	BAS	229.50	232.11	2.61	1.53	11.47	5.85
	incl.	Morro do Vento	BAS	230.78	232.11	1.33	0.78	21.43	5.57
MVTEX00063		Morro do Vento	MR	69.00	74.50	5.50	4.57	4.86	4.86
	incl.	Morro do Vento	MR	69.00	72.50	3.50	2.91	6.38	6.18
		Morro do Vento	MR	77.00	78.00	1.00	0.83	16.97	4.69
		Morro do Vento	BAS	154.04	157.00	2.96	2.46	5.31	4.35
	incl.	Morro do Vento	BAS	154.98	156.50	1.52	1.26	9.68	4.07
MVTEX00065		Morro do Vento	HW	273.50	276.84	3.34	1.72	5.21	2.98
		Morro do Vento	BAS	292.12	306.00	13.88	7.17	4.29	4.29
	incl.	Morro do Vento	BAS	292.77	295.75	2.98	1.54	8.63	4.43
	incl.	Morro do Vento	BAS	302.50	306.00	3.50	1.81	5.48	3.30

Qualified Persons

Scientific and technical information contained in this press release has been reviewed and approved by Henry Marsden (P. Geo. and Senior Vice President, Exploration). Mr. Marsden is an employee of Yamana Gold Inc. and a “Qualified Person” as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

The mineral resource estimate reported for João Belo Sul has been reviewed by Dr. Jean-François Ravenelle (P.Geo. and Director, Geology) and Dominic Chartier (P.Geo. and Senior Manager, Geology). Both employees of Yamana Gold Inc. and “Qualified Persons” as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Quality Assurance and Quality Control

Yamana incorporates a Quality Assurance and Quality Control (“QA/QC”) program for all of its mines and exploration projects which conforms to industry best practices.

Samples are transported in security sealed bags for preparation at ALS and SGS analytical laboratories, both ISO 9001:2008 and 17025 certified laboratories. At Jacobina sample preparation is completed on site. Gold is analyzed by gold fire assay with 30 grams or 50 grams aliquot and AAS finish. Samples over 5 g/t are re-analyzed by gravimetric finish methods. Silver is determined using a four acid digestion and AAS finish (ore level) and samples over 30g/t are re-analyzed by gravimetric finish methods. Five percent of all pulps are further checked by secondary certified laboratories (ALS, SGS, Bureau Veritas) using the same analytical methods.

All exploration diamond drill cores are split in half by mechanical spitting or core sawing and sampled at appropriate intervals for assay, except for small diameter drilling (BQ) from underground setups at Jacobina where core is logged, photographed and whole core submitted for assay. The remaining core, coarse reject and pulps are stored on-site in a secure location.

Quality assurance standards, duplicates, sterile and blanks are routinely inserted into the sample stream as a control for assay accuracy, bias, precision and contamination. The results of these checks are tracked and failures are re-analyzed. This information also includes pulp checks carried out in the secondary lab.

About Yamana

Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

FTI Consulting (UK Public Relations)
Sara Powell / Ben Brewerton
+44 7931 765 223 / +44 203 727 1000

Peel Hunt LLP (Joint UK Corporate Broker)
Ross Allister / David McKeown / Alexander Allen
Telephone: +44 (0) 20 7418 8900

Berenberg (Joint UK Corporate Broker)
Matthew Armitt / Jennifer Wyllie / Detlir Elezi
Telephone: +44 (0) 20 3207 7800

Credit Suisse (Joint UK Corporate Broker)
Ben Lawrence / David Nangle
Telephone: +44 (0) 20 7888 8888

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to, information with respect to the Company’s progress on the Phase 2 expansion and a proposed Phase 3 expansion of the Jacobina mine to increase throughput and raise annual production, and the Company’s exploration results at Jacobina and areas surrounding the mine aimed at expanding the operation’s mineral resource inventory and supporting the phased expansion, underscoring Jacobina’s long-term growth potential and further extending strategic mine life, including the Company’s expectation that it will achieve the Phase 2 rate at Jacobina by implementing a revised strategy of debottlenecking and making incremental operational improvements that will significantly reduce capital expenditures and risk associated with installing an additional ball mill; that capital costs are expected to be significantly reduced from the original planned capital; that the project will consume significantly less power to achieve 8,500 tpd than previously estimated in the Phase 2 pre-feasibility study for Jacobina; that, subject to successful completion of required permit modifications, the Company expects Jacobina to begin processing at 8,500 tpd by the second half of 2023; that the Company will continue to evaluate a Phase 3 expansion to increase throughput to 10,000 tpd by 2027; that, based on the updated modelling, the target throughput rate could be achieved with only two ball mills in operation, allowing for grinding line #1 to be suspended; that the exploration drilling and confirmation’s to-date at Canavieiras Central, defining a continuous mineralized zone extending from Canavieiras Central to Canavieiras Sul, will provide new indicated mineral resources by year end; that infill and exploration drilling at the end of the Morro do Vento sector and step outs down dip on the Main reef zone will result in expected down dip continuity and that the current drilling program underway to test the down dip target at Morro do Vento over a strike length of more than two kilometres will prove successful; that the potential discovered to the south of the Joao Belo mineral resource area through exploration drilling at João Belo will be proven, and that ongoing drilling in the newly discovered mineral resource area at João Belo Sul, and to the immediate south of João Belo at the João Belo South Extension, adjacent to mine infrastructure will be successfully modelled for further resource by year end; and that a planned production level of at least 230,000 ounces per year at Jacobina, with annualized production at this level, will be achieved by the second half of 2023.

Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include that incremental improvements to increase processing capacity under the Phase 2 expansion do not prove successful; the revised strategy to significantly reduce capital expenditures compared to the original planned capital does not prove successful; evaluation of a Phase 3 expansion to 10,000 tpd and proposed plant modifications originally planned for Phase 2 expansion does not prove to be adequate for Phase 3 expansion; the Company’s proposed comprehensive tailings management strategy for long-term sustainability does not prove successful; ongoing exploration results at João Belo, Canavieiras and Morro do Vento do not ultimately result in significant growth in mineral reserves and mineral resources in order to support Jacobina’s long-term growth potential or the Company’s ability to further extend strategic mine life at Jacobina; an initial inferred mineral resource for Joao Belo Sul is not confirmed by year end 2021; unforeseen impacts on cash flow, unforeseen impacts of COVID-19, the outcome of planned expansion and optimization projects, production, exploration and development, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices; changes in permitting requirements; the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture or jointly owned operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s plans, objectives and expectations in connection with its expansion and optimization plans, as well as exploration plans for Jacobina and areas surrounding the mine, and may not be appropriate for other purposes.

(All amounts are expressed in United States Dollars unless otherwise indicated.)